Charles Schwab Investment Management, Inc
211 Main St., San Francisco, CA 94105-1905

April 10, 2012

Mr. Richard Pfordte
Branch Chief, Division of Investment Management
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-8626

Re: The Charles Schwab Family of Funds (the "Registrant") – Schwab Money Market Funds'
        Fee Waiver and Recoupment Arrangements

Dear Mr. Pfordte:

This letter responds to comments raised by the U.S. Securities and Exchange Commission
("SEC") staff concerning the Schwab Money Market Funds' fee waiver and recoupment
arrangements in a telephonic discussion with Douglas P. Dick of Dechert LLP on March 16, 2012
and a conference call between the SEC staff, Charles Schwab Investment Management, Inc.
("CSIM") and Mr. Dick on April 4, 2012. A summary of SEC staff's comments, followed by the
responses of the Registrant, is set forth below:

1.   <u>Comment</u>: Please confirm that the total annual fund operating expenses in the "Annual
        fund operating expenses" table will reflect any reimbursements made by a fund to the
        investment adviser and any scheduled reimbursements that are certain to take place.
        Please also describe how any reimbursed amounts will be presented in the fee table.

        <u>Response</u>: Confirmed. The "Annual fund operating expenses" table will reflect any
        material increase in a fund's expense ratio due to any actual or scheduled reimbursements
        during the time of use of the prospectus. CSIM has not yet recouped amounts resulting in
        a material increase in the fund's expense ratio and the manner in which such amounts
        would be presented in the fee table is still under consideration. We will revert to the SEC
        staff with a response to this comment as soon as we have finalized our conclusions on
        this matter.

2.   <u>Comment</u>: In the footnote to the "Annual fund operating expenses" table, please disclose
        what the total annual fund operating expenses would be if CSIM recouped the maximum
        amount.

        <u>Response</u>: We will revise the current footnote as follows (proposed additions <u>underlined</u>
        and proposed deletions with a ~~strikethrough~~):

                [1] The investment adviser and its affiliates have agreed to limit the total annual
                fund operating expenses (excluding interest, taxes and certain non-routine

expenses) of the fund to _____ % for so long as the investment adviser serves as the adviser to the fund (the "contractual expense limitation agreement"). This contractual expense limitation agreement may only be amended or terminated with the approval of the fund's Board of Trustees. "Non-routine expenses" that are not subject to the foregoing contractual ~~operating~~ expense limitation agreement include, but are not limited to, any reimbursement payments made by the fund to the investment adviser and/or its affiliates of fund fees and expenses that were previously waived or reimbursed by the investment adviser and/or its affiliates in order to maintain a positive net yield for the fund (the "voluntary yield waiver").

As of the three-year period ended December 31, 2011, the fund made reimbursement payments to the investment adviser and/or its affiliates in the amount of $_____ under the voluntary yield waiver. Any reimbursement made to the investment adviser and/or its affiliates may cause the fund's total annual operating expenses to exceed the expense limitation under the contractual expense limitation agreement. If any actual or scheduled reimbursement payments to the investment adviser under the voluntary fee waiver materially impact the fund's total annual fund operating expenses, this fee table will be amended to reflect that impact.

3.   Comment: Please disclose how the determination is made as to when and how much recapture is taken by the investment adviser.

Response: We will revise the prospectus disclosure under the section entitled "Fund management" as follows (proposed additions underlined and proposed deletions with a ~~strikethrough~~):

> Any applicable contractual expense limitation is described in the Fund summary section. In addition to any contractual expense limitation for a fund, the investment adviser and/or its affiliates also may voluntarily waive and/or reimburse expenses in excess of their current fee waiver and reimbursement commitment to the extent necessary to maintain a positive net yield for a share class ("voluntary yield waiver"). Under an agreement with each fund relating to the voluntary yield waiver, the investment adviser and/or its affiliates may recapture from the assets of a share class any of these expenses or fees they have voluntarily waived and/or reimbursed until the third anniversary of the end of the fiscal year in which such waiver and/or reimbursement occurs, subject to certain limitations. While the investment adviser and or/its affiliates may recapture any and all of these expenses, the degree to which they may recapture is based on several factors, including portfolio asset yields, interest rates and interest rate changes, fund redemptions and subscriptions, and competitors' pricing decisions. These reimbursement payments by a share class to the investment adviser and/or its affiliates in connection with the voluntary fee waiver are considered "non-routine expenses" and are not subject to any ~~operating~~ contractual expense ~~limitations~~ limitation agreement in effect for the share class at the time of such payment. This recapture could negatively affect a share class's future yield.

2

4.	Comment: Please explain how the voluntary fee waiver interacts with the contractual expense limitation agreement.

Response: To clarify how the voluntary fee waiver interacts with contractual expense limitation agreement, we will revise the disclosure in the section of the Statement of Additional Information entitled "Investment Advisory and Other Services" as follows (proposed additions underlined):

> The investment adviser and its affiliates have agreed to limit the fund's total annual fund operating expenses (excluding interest, taxes and certain non-routine expenses) to ___% for so long as the investment adviser serves as adviser to the fund (the "contractual expense limitation agreement"). This contractual expense limitation agreement may only be amended or terminated with the approval of the fund's Board of Trustees. This contractual expense limitation agreement is applied prior to and without regard to the voluntary yield waiver discussed below and may not be recaptured by the investment adviser. However, as discussed below, the voluntary yield waiver may be recaptured and such recapture may cause the fund's total annual fund operating expenses to exceed the expense limitation set forth under the contractual expense limitation agreement, when it occurs.
>
> An A contractual expense limitation agreement, where applicable, is not intended to cover all fund expenses, and a fund's expenses may exceed the amount of the expense limitation set forth in a contractual limitation agreement. For example, the contractual expense limitation agreement does not cover investment-related expenses, such as brokerage commissions, interest and taxes and the fees and expenses of pooled investment vehicles, such as other investment companies, nor does it cover extraordinary or non-routine expenses, if any, such as shareholder meeting costs.
>
> In addition, Schwab and the investment adviser also may waive and/or reimburse expenses in excess of their current fee waivers and reimbursement commitments, if applicable, to the extent necessary to maintain a positive net yield for each fund and/or share class (the "voluntary yield waiver"). Under an agreement with the funds relating to the voluntary yield waiver, Schwab and the investment adviser may recapture from the fund's and/or share class's net assets any of these expenses or fees they have waived and/or reimbursed until the third anniversary of the end of the fiscal year in which such waiver and/or reimbursement occurs, subject to certain limitations. These reimbursement payments by the fund to Schwab and/or the investment adviser in connection with the voluntary fee waiver are considered "non-routine expenses" and are not subject to any operating contractual expense limitations limitation agreement in effect at the time of such payment.

5.	Comment: Confirm that the contractual expense limitation agreement cannot be manipulated to avoid the normal three year expiration of the reimbursement right under the voluntary yield waiver.

Response: It is not possible to manipulate the amounts waived under the contractual expense limitation agreement to artificially increase the fund's yield in a manner to avoid the normal three year expiration of the reimbursement right under the voluntary yield waiver. Because there is no reimbursement right under the contractual expense limitation agreement, Schwab is not able to effectively re-start the three year period through the contractual expense limitation agreement. In addition, because the contractual expense limitation agreement cannot be changed without approval by the Board of Trustees, Schwab is not able to unilaterally reduce the contractual expense limitation agreement in order to artificially increase a fund's yield and accelerate the recoupment of a voluntary yield waiver amount prior to the scheduled expiration of a voluntary yield waiver reimbursement.

We hope the forgoing is responsive to the SEC staff's comments. We would be pleased to discuss any further questions or concerns the SEC staff may have regarding the fee waiver and recoupment arrangement. Please feel free to contact the undersigned directly at 415.667.0660 or Douglas P. Dick at 202.261.3305

Sincerely,



David J. Lekich
Senior Vice President and Chief Counsel
Charles Schwab Investment Management, Inc.

cc: Douglas P. Dick, Dechert LLP